F O R    I M M E D I A T E    R E L E A S E


                          PRESS RELEASE

                                      July 19, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


              HEALTH CARE REIT, INC. DECLARES DIVIDEND
                AND ANNOUNCES SECOND QUARTER RESULTS


     Toledo, Ohio, July 19, 1995....The Directors of Health Care
REIT, Inc. (NYSE/HCN) voted to pay a quarterly dividend at the rate of $.52 per share. The dividend will be payable August 21, 1995 to stockholders of record on August 4, 1995. This will be the REIT's 97th consecutive dividend distribution.

     Bruce G. Thompson, Chairman and Chief Executive Officer of the Company, stated, "This is a transition year. Our portfolio is being depleted of old finance leases and restocked with a growing portfolio of high-quality mortgages and operating leases. At the same time, we are aggressively moving against two defaulting loans with a resulting loss of income and higher consulting and legal expenses. In addition, the new definition of funds from operations this year will affect our computation method adversely. All of these events are necessary, but costly in the short run. For these reasons, we are not increasing the dividend this quarter."

     Cash flows from operating activities available for distribution ("CAD") for the six months ended June 30, 1995 was $11,295,528 ($.97 per share) compared with $15,807,478 ($1.38 per share) for the six months ended June 30, 1994.

     For the quarter ended June 30, 1995, net income per share of $.40 was down $.28 or 41.2% from the second quarter of 1994. For the first half of 1995, net income per share was $.82 compared to $1.11 for the first half of 1994. The decrease in net income per share and CAD per share, both on a quarterly and year-to-date basis, is the result of gains in 1994. These gains (before related expenses) increased last year's net income and CAD by $.31 per share and $.33 per share in the second quarter and year-to-date, respectively.

     Gross income for the three months ended June 30, 1995 was down 24.0% from the second quarter of 1994. Without the 1994 gains discussed above, revenues would have increased 10.6% in the first half of 1995 versus the comparable period in 1994. Total assets of $372 million at June 30, 1995 reflect a 21.3% increase from a year ago.

     The following chart presents the information highlighted above.

                                                  Three Months Ended
                                                  June 30 (Unaudited)
                                             -----------------------------
                                                 1995             1994
                                             ------------     ------------
Gross income                                 $  9,677,526     $ 12,730,715
Net income                                   $  4,637,190     $  7,799,857
Cash flows from operating activities
  available for distribution                 $  5,600,547     $  9,515,056
Net income per share                         $        .40     $        .68
Cash flows from operating activities
  available for distribution per share       $        .48     $        .83
Average number of shares outstanding           11,673,998       11,504,848




                                                   Six Months Ended
                                                  June 30 (Unaudited)
                                             -----------------------------
                                                 1995             1994
                                             ------------     ------------
Gross income                                 $ 19,302,519     $ 21,171,954
Net income                                   $  9,502,155     $ 12,784,107
Cash flows from operating activities
  available for distribution                 $ 11,295,528     $ 15,807,478
Net income per share                         $        .82     $       1.11
Cash flows from operating activities
  available for distribution per share       $        .97     $       1.38
Average number of shares outstanding           11,646,843       11,486,049
Total assets as of June 30                   $372,168,004     $306,843,312




Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes. The
Company also invests in assisted living and retirement facilities, behavioral care facilities, specialty care hospitals and primary care facilities.


